Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available through links on Comcast’s website:

Comcast & TWC: Playing multidimensional digital chess

Bret Swanson, Center for Internet, Communications, and Technology Policy Visiting Fellow, American Enterprise Institute [4/16/14]

[Link to http://www.techpolicydaily.com/communications/comcast-twc-playing-multidimensional-digital-chess/#]

That’s the game. You might not think lawmakers in D.C. would be very proficient at such a complex endeavor. But humility is not a Washington strong suit, and so last week the Senate Commerce Committee questioned Comcast and Time Warner Cable, often skeptically, over the former’s proposed $45 billion acquisition of the latter.

Won’t a merger reduce broadband choice? What will happen to cable TV bills? Won’t you browbeat the movie studios in content negotiations? Will the combination’s heft affect interconnection agreements with online video companies?

No one knows the answers to these questions, and there’s reason to doubt these are even the important questions.

The fact is the entire digital industry of which the cable firms are a part is in a massive and continuous state of upheaval.

Lawmakers want U.S. broadband to be successful — but not too successful. They want ever expanding networks of ever greater capability but don’t want the firms that build these expensive networks to prosper. They want lower prices for consumers but don’t like the economies of scale that can help deliver such value.

The cable firms’ broadband networks are indeed a foundation of the digital economy. But for every advantage the cable firms enjoy, they face a corresponding challenge. Broadband networks require enormous investments to build and big labor inputs to maintain. On the one hand, the capital intensiveness of the business is, in Warren Buffett’s phrasing, a kind of moat around its business. On the other hand, however, those large upfront infrastructure costs are a big risk. What if I invest tens of billions of dollars in cables, servers, software, and film rights and then another technology (wireless) or content delivery platform (web video) disrupts my business plan and captures a big portion of my value?

What if I spend lots of money to steal voice customers from the telecom companies only to be disrupted myself by mobile phones? What if, in a world of proliferating distribution channels, the movie and TV studios have the upper hand? Comcast, for example, says its content costs are up 54% over the last five years and 98% over the last 10 years. Content, at least for the moment, is king.

Indeed, a chief virtue of the digital economy is its dynamism. Far from a simple market where a few well-known firms square off with similar, unchanging products, the digital economy is like a game of multidimensional chess, only the board is ever expanding, and the pieces multiply in number and type.

Because Comcast and Time Warner Cable do not operate in the same geographic markets today, there will be no reduction in broadband provider competition. But even that question misses the larger point, which is that this is a market where competitive products and technological innovations spring up unexpectedly, often overlap, and show no signs of stopping.

Multidimensional Competition

As one can see in the diagram above, in their traditional business delivering TV content, cable firms compete against satellite firms (DirectTV and Dish), telecom firms (Verizon FiOS and AT&T U-verse), and broadcast TV, with possible new challengers like Areo. In broadband Internet services, the cable firms compete with the telecom, satellite, and wireless companies. For services like voice, they compete with the telecom and mobile firms, and also with applications like Skype and WhatsApp. Web content from Netflix, YouTube, Amazon, and many others, meanwhile, challenges the traditional cable TV model. Even traditional cable channels like HBO and ESPN are moving toward the Web.

We could also add “interconnection” to the diagram above. Although cable gets only a tiny amount of revenue from interconnection deals, such as the recent Comcast-Netflix hook up, the DOJ and FCC are likely to scrutinize this arena. So it should be noted that content providers and other ISPs enjoy large numbers of paths to reach cable networks. Internet “transit” is a highly competitive arena, and a content firm that chooses not to connect directly with a cable firm via “on-net transit” has many other inexpensive traditional transit options.

Each of these dimensions overlaps with the others and is itself constantly shifting. The cable firms are adapting to all these changes, but no one knows what any part, or the whole, will look like just months from now.

Google, for example, is a very large player in content (YouTube), mobile (Android), and in many digital services and apps. And now, with the possible expansion of Google Fiber to 34 cities, it may enter the broadband data and video distribution businesses in a much larger way.

Amazon is already the largest provider of cloud services and a major player in online video. But now it is launching Fire TV with the aim of making Amazon Video not a supplement but the centerpiece of your video experience. Later this year, it’s expected Amazon will unveil a smartphone to complement the Kindle.

Even firms like Dropbox are seeking to leverage their platform to become the center of your digital life — see its new Carousel video and photo hub and a new Harmony messaging app.

Comcast is buying Time Warner Cable’s vast infrastructure and customer base for $45 billion. But to put into perspective the shift in power in the digital world, look at recent tech valuations such as WhatsApp ($19 billion), Dropbox ($10 billion), or tiny Oculus VR ($2 billion). After Dropbox’s announcement last week, Salesforce.com CEO Mark Benioff tweeted (perhaps only half in jest), “Zuckerberg is wondering if he should buy Dropbox for $30B as he watches @drewhouston announce a messaging service.”

Along with booming Internet content and services, we are also enjoying what many have called a “golden age” of television — “The Wire,” “Mad Men,” “Breaking Bad,” “House of Cards,” “Game of Thrones,” etc. Not to mention a dizzying array of sports, children’s, and niche content of all types. And 4K ultra HD video is just around the corner.

So it’s difficult to make the case that our general hands-off attitude toward regulation of the Net isn’t bearing fruit. And it’s unlikely that a merger of two entities who don’t compete will change the upward trajectory of the digital economy.

For an overview of dynamic competition on the Internet, see our report “Digital Dynamism,” and for specific takes on Comcast-TWC merger policy issues, see Christopher Yoo’s Senate testimony and Geoffrey Manne’s journal article.

Why the Antitrust Realities Support the Comcast-Time Warner Cable Merger

Geoffrey Manne, Senior Fellow, TechFreedom & Director, International Center for Law & Economics [4/14/14]

[link to http://truthonthemarket.com/2014/04/14/why-the-antitrust-realities-support-the-comcast-time-warner-cable-merger/]

I have a new article on the Comcast/Time Warner Cable merger in the latest edition of the CPI Antitrust Chronicle, which includes several other articles on the merger, as well.

In a recent essay, Allen Grunes & Maurice Stucke (who also have an essay in the CPI issue) pose a thought experiment: If Comcast can acquire TWC, what’s to stop it acquiring all cable companies? The authors’ assertion is that the arguments being put forward to support the merger contain no “limiting principle,” and that the same arguments, if accepted here, would unjustifiably permit further consolidation. But there is a limiting principle: competitive harm. Size doesn’t matter, as courts and economists have repeatedly pointed out.

The article explains why the merger doesn’t give rise to any plausible theory of anticompetitive harm under modern antitrust analysis. Instead, arguments against the merger amount to little more than the usual “big-is-bad” naysaying.

In summary, I make the following points:

Horizontal Concerns

The absence of any reduction in competition should end the inquiry into any potentially anticompetitive effects in consumer markets resulting from the horizontal aspects of the transaction.

•
It’s well understood at this point that Comcast and TWC don’t compete directly for subscribers in any relevant market; in terms of concentration and horizontal effects, the transaction will neither reduce competition nor restrict consumer choice.

•
Even if Comcast were a true monopolist provider of broadband service in certain geographic markets, the DOJ would have to show that the merger would be substantially likely to lessen competition—a difficult showing to make where Comcast and TWC are neither actual nor potential competitors in any of these markets.

•	Whatever market power Comcast may currently possess, the proposed merger simply does nothing to increase it, nor to facilitate its exercise.

Comcast doesn’t currently have substantial bargaining power in its dealings with content providers, and the merger won’t change that. The claim that the combined entity will gain bargaining leverage against content providers from the merger, resulting in lower content prices to programmers, fails for similar reasons.

•
After the transaction, Comcast will serve fewer than 30 percent of total MVPD subscribers in the United States. This share is insufficient to give Comcast market power over sellers of video programming.

•
The FCC has tried to impose a 30 percent cable ownership cap, and twice it has been rejected by the courts. The D.C. Circuit concluded more than a decade ago—in far less competitive conditions than exist today—that the evidence didn’t justify a horizontal ownership limit lower than 60% on the basis of buyer power.

•	The recent exponential growth in OVDs like Google, Netflix, Amazon and Apple gives content providers even more ways to distribute their programming.
•	In fact, greater concentration among cable operators has coincided with an enormous increase in output and quality of video programming
•
Moreover, because the merger doesn’t alter the competitive make-up of any relevant consumer market, Comcast will have no greater ability to threaten to withhold carriage of content in order to extract better terms.

•	Finally, programmers with valuable content have significant bargaining power and have been able to extract the prices to prove it. None of that will change post-merger.

Vertical Concerns

The merger won’t give Comcast the ability (or the incentive) to foreclose competition from other content providers for its NBCUniversal content.

•	Because the merger would represent only 30 percent of the national market (for MVPD services), 70 percent of the market is still available for content distribution.
•	But even this significantly overstates the extent of possible foreclosure. OVD providers increasingly vie for the same content as cable (and satellite).
•
In the past when regulators have considered foreclosure effects for localized content (regional sports networks, primarily)—for example, in the 2005 Adelphia/Comcast/TWC deal, under far less competitive conditions—the FTC found no substantial threat of anticompetitive harm. And while the FCC did identify a potential risk of harm in its review of the Adelphia deal, its solution was to impose arbitration requirements for access to this programming—which are already part of the NBCUniversal deal conditions and which will be extended to the new territory and new programming from TWC.

The argument that the merger will increase Comcast’s incentive and ability to impair access to its users by online video competitors or other edge providers is similarly without merit.

•	Fundamentally, Comcast benefits from providing its users access to edge providers, and it would harm itself if it were to constrain access to these providers.

•
Foreclosure effects would be limited, even if they did arise. On a national level, the combined firm would have only about 40 percent of broadband customers, at most (and considerably less if wireless broadband is included in the market).

•
This leaves at least 60 percent—and quite possibly far more—of customers available to purchase content and support edge providers reaching minimum viable scale, even if Comcast were to attempt to foreclose access.

Some have also argued that because Comcast has a monopoly on access to its customers, transit providers are beholden to it, giving it the ability to degrade or simply block content from companies like Netflix. But these arguments misunderstand the market.

•
The transit market through which edge providers bring their content into the Comcast network is highly competitive. Edge providers can access Comcast’s network through multiple channels, undermining Comcast’s ability to deny access or degrade service to such providers.

•	The transit market is also almost entirely populated by big players engaged in repeat interactions and, despite a large number of transactions over the years, marked by a trivial number of disputes.
•
The recent Comcast/Netflix agreement demonstrates that the sophisticated commercial entities in this market are capable of resolving conflicts—conflicts that appear to affect only the distribution of profits among contracting parties but not raise anticompetitive concerns.

•
If Netflix does end up paying more to access Comcast’s network over time, it won’t be because of market power or this merger. Rather, it’s an indication of the evolving market and the increasing popularity of OTT providers.

•
The Comcast/Netflix deal has procompetitive justifications, as well. Charging Netflix allows Comcast to better distinguish between the high-usage Netflix customers (two percent of Netflix users account for 20 percent of all broadband traffic) and everyone else. This should lower cable bills on average, improve incentives for users, and lead to more efficient infrastructure investments by both Comcast and Netflix.

Critics have also alleged that the vertically integrated Comcast may withhold its own content from competing MVPDs or OVDs, or deny carriage to unaffiliated programming. In theory, by denying competitors or potential competitors access to popular programming, a vertically integrated MVPD might gain a competitive advantage over its rivals. Similarly, an MVPD that owns cable channels may refuse to carry at least some unaffiliated content to benefit its own channels. But these claims also fall flat.

•	Once again, these issue are not transaction specific.
•	But, regardless, Comcast will not be able to engage in successful foreclosure strategies following the transaction.
•
The merger has no effect on Comcast’s share of national programming. And while it will have a larger share of national distribution post-merger, a 30 percent market share is nonetheless insufficient to confer buyer power in today’s highly competitive MVPD market.

•	Moreover, the programming market is highly dynamic and competitive, and Comcast’s affiliated programming networks face significant competition.
•	Comcast already has no ownership interest in the overwhelming majority of content it distributes. This won’t measurably change post-transaction.

Procompetitive Justifications

While the proposed transaction doesn’t give rise to plausible anticompetitive harms, it should bring well-understood pro-competitive benefits. Most notably:

•	The deal will bring significant scale efficiencies in a marketplace that requires large, fixed-cost investments in network infrastructure and technology.
•
And bringing a more vertical structure to TWC will likely be beneficial, as well. Vertical integration can increase efficiency, and the elimination of double marginalization often leads to lower prices for consumers.

Let’s be clear about the baseline here. Remember all those years ago when Netflix was a mail-order DVD company? Before either Netflix or Comcast even considered using the internet to distribute Netflix’s video content, Comcast invested in the technology and infrastructure that ultimately enabled the Netflix of today. It did so at enormous cost (tens of billions of dollars over the last 20 years) and risk. Absent broadband we’d still be waiting for our Netflix DVDs to be delivered by snail mail, and Netflix would still be spending three-quarters of a billion dollars a year on shipping.

The ability to realize returns—including returns from scale—is essential to incentivizing continued network and other quality investments. The cable industry today operates with a small positive annual return on invested capital (“ROIC”) but it has had cumulative negative ROIC over the entirety of the last decade. In fact, on invested capital of $127 billion between 2000 and 2009, cable has seen economic profits of negative $62 billion and a weighted average ROIC of negative 5 percent. Meanwhile Comcast’s stock has significantly underperformed the S&P 500 over the same period and only outperformed the S&P over the last two years.

Comcast is far from being a rapacious and endlessly profitable monopolist. This merger should help it (and TWC) improve its cable and broadband services, not harm consumers.

No matter how many times Al Franken and Susan Crawford say it, neither the broadband market nor the MVPD market is imperiled by vertical or horizontal integration. The proposed merger won’t create cognizable antitrust harms. Comcast may get bigger, but that simply isn’t enough to thwart the merger.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.